

April 8, 2014

<u>Via E-mail</u>
Mr. Fuad Al-Humoud
President
Woodgate Energy Corporation
2500 Tanglewilde, Suite 260
Houston, Texas 77063

      Re: **Woodgate Energy Corporation**
                Amendment No. 3 to Current Report on Form 8-K/A
                Filed March 28, 2014
                File No. 0-54834

Dear Mr. Al-Humoud:

      We have reviewed your response letter dated March 26, 2014, as well as your amended filing, and have the following comments.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Current Report on Form 8-K/A

Item 2.01

Capital Resources, page 8

1.   Please revise to disclose all material terms of your commodity sale and purchase agreement with Rasan.

Anticipated Officer and Director Remuneration, page 10

2.   We note your response to our prior comment 4 and the summary compensation tables you have added on page 11. Please revise to identify any item included under "All Other Compensation" in each of the tables. Refer to Item 402(o)(7) of Regulation S-K.

Certain Relationships and Related Transactions, page 12

3.   We note your response to our prior comment 5 and the new disclosure on page 12. Please revise your disclosure to clearly identify the related persons who have an interest in the listed transactions, the basis on which those individuals are related to you, and the nature of the related person's interest in the transactions listed. For example, disclose in this section how Rasan Energy is a related party. Refer to Item 404(a) of Regulation S-K.

Exhibits

4.   We note your response to our prior comment 1, and your revised disclosure about the "Washington project" on page 4. Please file the agreement pursuant to which you have leased land for the project. Refer to paragraph 601(b)(10)(ii)(D) of Regulation S-K.

5.   We note your response to our prior comment 9. Please ensure that you file all material agreements related to the financing facility with Rasan. For example, please file the Master Agreement for Purchase and Sale of Commodities, dated September 10, 2009, that is referenced in Exhibit 10.9.

E&P Co., LLC

Notes to Financial Statements for the Six Months Ended June 30, 2013

6.   It appears that the footnotes to the financial statements for the period ended June 30, 2013 related to the period ended December 31, 2013. Please revise the notes to the financial statements to include disclosures corresponding to the financial statements for the periods presented.

7.   Your response to our prior comment 6 states that the limitations imposed by FASB ASC 350-30-25-3 are an inappropriate measure for trade secrets. However, it does not appear your response includes an analysis of the authoritative accounting guidance supporting the recognition of your internally developed proprietary well completion processes as an intangible asset. Your response also appears to indicate that the value of the intangible assets with respect to trade secrets is based on estimated costs savings. However, the statement of cash flows presented in your Form 8-K indicates that you paid cash for intangible assets during the six months ended June 30, 2013. Please explain this apparent inconsistency. With your response, please refer to the authoritative guidance supporting your view.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu at (202) 551-3725 or Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact PJ Hamidi at (202) 551-3421 or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Anthony A. Patel
        Cassidy & Associates